

Vivian Kerr · 3rd
Actor & Filmmaker

Los Angeles, California, United States · **Contact info**

500+ connections

 University of Southern California

Experience



Actor
Freelance
May 2005 – Present · 16 yrs 8 mos

Vivian is a professional actor in film, television, and theatre, and a member of both SAG-AFTRA and Actor's Equity. For her short film SCRAP, she was nominated for Best Actress at ten different film festivals in 2019. For her theatre work she has been nominated for an Ovation Award for Best Featured Actress in a Play, an LA Weekly Award, and a Los Angeles Drama Critics Circle Award.

Education



University of Southern California
Bachelor of Arts - BA, Theatre